Exhibit 99.1

Investor and Media Contacts:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Global Ship Lease Reports Results for the Second Quarter of 2022
Declares Dividend of $0.375 per Common Share

LONDON, ENGLAND — August 4, 2022 - Global Ship Lease, Inc. (NYSE:GSL) (the “Company”, “Global Ship Lease” or “GSL”), an owner of containerships, announced today its unaudited results for the three and six month periods ended June 30, 2022.
Second Quarter 2022 and Year to Date Highlights
- Reported operating revenue of $154.5 million for the second quarter 2022, almost double revenue of $82.9 million for the prior year period. For the six months ended June 30, 2022, operating revenue was $308.1 million, up 97.6% from $155.9 million in first half 2021.
- Reported net income available to common shareholders of $54.5 million for the second quarter of 2022, an increase of 81.1% or 1.8 times net income of $30.1 million for the prior year period. Normalized net income(3) was $67.4 million  almost three times normalized net income of $23.7 million for the prior year period. Normalized net income(3) is adjusted for a $2.1 million fair value adjustment on derivatives, the prepayment fee and associated non-cash write off of deferred financing charges of $14.1 million on the full repayment of our Hayfin Credit Facility, the non-cash write off of deferred financing charges of $0.3 million on the full repayment of our Hellenic Credit Facility and $0.6 million premium paid on the redemption in April 2022 of $28.5 million aggregate principal amount of our 8.00% Senior Unsecured Notes due 2024 (the “2024 Notes”).  Normalized net income(3) for the prior year period is adjusted for a $7.8 million net gain from sale of the 2,272 TEU 2001 built, containership, La Tour and the prepayment fee of $1.4 million on the completion of the refinancing of our Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility (“Odyssia Credit Facilities”).

- For the six months ended June 30, 2022, net income available to common shareholders was $124.7 million. Normalized net income (3) for the same period was $137.0 million, after a $6.6 million positive fair value adjustment on derivatives, the prepayment fee and associated non-cash write off of deferred financing charges of $14.1 million on the full repayment of our Hayfin Credit Facility, the non-cash write off of deferred financing charges of $0.3 million on the full repayment of our Hellenic Credit Facility, a $0.6 million premium paid on the redemption in April 2022 of $28.5 million aggregate principal amount of our 2024 Notes and the prepayment fee and associated non-cash write off of deferred financing charges of $4.1 million on the full repayment of our Blue Ocean Junior Credit Facility. For the six months ended June 30, 2021, net income available to common shareholders was $34.2 million. Normalized net income(3) was $41.5 million for the same period, after a $5.8 million premium paid on the full optional redemption of our outstanding 9.875% Senior Secured Notes due 2022 (“2022 Notes”) on January 20, 2021, an associated non-cash write off of deferred financing charges of $3.7 million and of original issue discount of $1.1 million, a non-cash charge of $1.3 million for accelerated stock-based compensation expense, the prepayment fee of $1.6 million on the partial repayment of the Blue Ocean Junior Credit Facility, the prepayment fee of $1.4 million on the completion of the refinancing of our Odyssia Credit Facilities and the $7.8 million net gain from sale of La Tour.

- Generated $95.3 million of Adjusted EBITDA(3) for the second quarter 2022, almost twice Adjusted EBITDA(3) of $49.5 million for the prior year period. Adjusted EBITDA(3) for the six months ended 30 June, 2022 was $189.9 million, two times Adjusted EBITDA(3) of $93.8 million for the prior year period.

- Earnings per share for the three months ended June 30, 2022 was $1.50, 1.8 times the earnings per share of $0.83 for the prior year period. Normalized earnings per share for the three months ended June 30, 2022 was $1.85, 2.8 times the Normalized earnings per share of $0.65 for the prior year period.
- Declared a dividend of $0.375 per Class A common share for the second quarter of 2022 to be paid on September 2, 2022 to common shareholders of record as of August 23, 2022. Paid a dividend of $0.375 per Class A common share for the first quarter of 2022 on June 2, 2022 to common shareholders of record as of May 24, 2022.
- Between July 14, 2022 and August 1, 2022 our corporate family credit ratings were improved by Moody’s, from B1 / Stable to B1 / Positive, and by S&P Global, from BB- / Stable to BB / Stable.
-On June 17, 2022, announced the full redemption of our 2024 Notes of $89.0 million aggregate principal amount. The redemption was completed on July 18, 2022 at a price of 102.00% of the principal amount plus accrued and unpaid interest, up to but not including, the redemption date. Previously, on April 5, 2022, completed the partial redemption of $28.5 million principal amount of our 2024 Notes at a price equal to 102.00% of the principal amount plus accrued and unpaid interest.
-On June 16, 2022 our indirect wholly-owned subsidiary closed the private placement of $350.0 million of privately rated investment grade 5.69% Senior Secured Notes due 2027 (the “2027 USPP Notes”) to a limited number of accredited investors. Pricing on June 1, 2022 was based on the 3.2 year Interpolated US Treasury Yield (ICUR3.2) plus a spread of 2.85%. A portion of the net proceeds was used to repay the remaining outstanding balance of the Hayfin Facility (priced at LIBOR + 7.00%), and the outstanding balance of the Hellenic Facility (priced at LIBOR + 3.90%) – with the latter releasing five unencumbered ships. The remaining net proceeds were used to redeem all of the outstanding 2024 Notes in July 2022 and for general corporate purposes.

- On May 12, 2022, announced our investment and participation in a carbon capture initiative led by Aqualung Carbon Capture AS (“Aqualung”), an innovator in carbon dioxide capture and separation technology, alongside other industry leaders in shipping, energy generation and infrastructure, and lithium production. We were invited to invest in Aqualung and to pool our technical expertise to support the application of Aqualung’s carbon capture solution to the maritime sector, with a particular focus on the development of containerized carbon capture units to be retrofit-able to containerships and other seagoing vessels.
- In April 2022, repurchased 184,684 Class A common shares at an average price of $26.66 per share for a total of $4.9 million under the authorized program of $40.0 million for opportunistic share repurchases.
- In February 2022, entered into USD 1-month LIBOR interest rate caps of 0.75% through fourth quarter 2026 on $507.9 million of floating rate debt, which reduces over time and represented the remaining balance of the outstanding floating rate debt, after entering a similar interest rate cap in December 2021, on $484.1 million of floating rate debt, which also reduces over time, leaving us fully hedged on our floating rate debt.

- In January 2022, agreed an amendment to the existing $268.0 million Syndicated Senior Secured Credit Facility with an outstanding balance of $213.2 million, to extend the maturity date from September 2024 to December 2026, favorably amend certain covenants, and release three vessels from the facility’s collateral basket, at an unchanged rate of LIBOR + 3.00%. The three vessels were subsequently used as collateral for a new $60.0 million syndicated senior secured debt facility, maturing in July 2026 and priced at LIBOR + 2.75%, which was used to fully repay our 10.00% Blue Ocean junior debt facility and for general corporate purposes.
- Between January 1 and August 3, 2022, contracted approximately $435.5 million of additional revenues, assuming median redelivery dates for the corresponding charters. Included were five forward fixtures of charters of four to five years duration each (one 8,600 TEU ship and four 4,000 – 4,250 TEU ships), one prompt fixture of just over three years for a 2,200 TEU feeder, and three charter extension options of 12 months each exercised by the charterers on three ships of 5,900 – 7,800 TEU.

George Youroukos, Executive Chairman of Global Ship Lease, stated, “By operating our fleet at a high level of utilization and servicing our diversified portfolio of multi-year charters with high-quality counterparties throughout the second quarter, GSL once again generated excellent results and strong profits. Driven by the accretive growth and the extensive new longer term charters at higher rates that we mainly secured last year and which are coming into full effect in 2022, we have shown a substantial uplift in earnings which is largely locked in for multiple years; our adjusted EBITDA for the first half of 2022 is more than double its level in the prior year period. Following near-continuous rate strengthening since mid-2020, the charter market is presently in “wait-and-see” mode, as sources of macro uncertainty have grown more pronounced and charterers have been more inclined to take shorter charters on the very limited number of ships that have come into the charter market.  That said, we have been very pleased to forward fix a number of our ships on multi-year charters in recent weeks and remain in active discussions with charterers about the potential for forward-fixing additional ships consistent with our conservative and risk-averse business model.

In the mid-sized and smaller vessel classes where we operate, supply growth in the years ahead is modest compared to that for larger vessels.  We believe that the combination of increasing regulation related to decarbonization, a relatively older global fleet, and a near-absence of scrapping in recent years suggests that net fleet growth in the mid-sized and smaller segments will remain very limited through the foreseeable future.  As we deploy CAPEX on a disciplined basis to maximize the useful life of our fleet and ensure a continued high level of performance and competitiveness in the evolving regulatory environment, we are focused on utilizing proven solutions to improve fuel efficiency while also monitoring promising new decarbonization solutions, such as the Aqualung carbon capture venture in which we made a limited investment during the quarter. With $1.9 billion of contracted revenue over an average remaining duration of 2.6 years, more than enough to fully cover expenses, debt service, CAPEX, and dividends, while also building cash liquidity to manage any challenges and capitalize on opportunities that may lie ahead, Global Ship Lease is well placed to continue creating additional value for our shareholders.

I would like to take this opportunity to thank Hank Mannix, who recently stood down as a Director of Global Ship Lease.  Hank has been a Director since the merger with Poseidon Containers in late 2018, having been a director of Poseidon for many years.  During his time, we have greatly valued his advice and wish him well for the future.  And I am delighted to welcome Ulrike Helfer to the Board.  Ulrike has more than 40 years of experience in the finance industry, of which more than 20 have been in ship finance. Since 2016 Ulrike has been a Member of the Board of Managing Directors of portfoliomanagement AöR, where she and her team have been responsible for the successful wind-down of a €4.2 billion shipping loan portfolio previously spun off from HSH Nordbank AG.”

Ian Webber, Chief Executive Officer of Global Ship Lease, commented, “With our fleet already fully chartered through this year and nearly all of 2023, we have remained highly active in strengthening our balance sheet in a sustainable, long-term manner. In this uncertain macro environment of increased interest rates, we are delighted to have raised in the US private placement market $350 million of privately rated investment grade Senior Secured Notes due 2027 at a total interest cost of 5.69%, based on 2.84% 3.2 year Interpolated US Treasury Yield plus a margin of 2.85%. We have thus unlocked a new pool of capital, secured an attractive, fixed rate financing, and released five unencumbered vessels, while substantially streamlining and enhancing our capital structure by eliminating higher priced debt. Having taken these actions to reduce our average margin from 4.62% at the start of the year to 3.05% today, with floating interest rate exposure fully capped at 0.75% LIBOR, Global Ship Lease is financially stronger and more flexible than we have ever been.”

SELECTED FINANCIAL DATA – UNAUDITED
(thousands of U.S. dollars)
	Three	Three	Six	Six
	months ended	months ended	months ended	months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021

Operating Revenue (1)	154,456	82,871	308,087	155,851
Operating Income	84,766	45,404	170,882	75,676
Net Income (2)	54,531	30,065	124,713	34,224
Adjusted EBITDA (3)	95,332	49,510	189,870	93,751
Normalized Net Income (3)	67,366	23,733	137,035	41,498

(1) Operating Revenue is net of address commissions which represent a discount provided directly to a charterer based on a fixed percentage of the agreed upon charter rate and also includes the amortization of intangible liabilities. Brokerage commissions are included in “Time charter and voyage expenses”.
(2) Net Income available to common shareholders.
(3) Adjusted EBITDA, Normalized Net Income and Normalized Earnings Per Share are non-U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) financial measures, as explained further in this press release, and are considered by Global Ship Lease to be a useful measure of its performance. For reconciliations of these non-U.S. GAAP financial measure to net income or earnings per share as reported, the most directly comparable U.S. GAAP financial measures, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.
Revenue and Utilization
Revenue from fixed-rate, mainly long-term, time-charters was $154.5 million in the three months ended June 30, 2022, up $71.6 million (or 86.4%) on revenue of $82.9 million for the prior year period. The period-on-period increase in revenue was principally due to (i) a 39.0% increase in ownership days, due to the net acquisition of 22 vessels in 2021, all of which were delivered after March 31, 2021, resulting in 5,915 ownership days in the second quarter 2022, compared to 4,255 in the second quarter 2021, (ii) increased revenue on charter renewals at higher rates on 12 vessels, (iii) $8.6 million credit from amortization of intangible liabilities arising on below-market charters attached to certain vessel additions partially offset by an increase in unplanned offhire days from 36 in the second quarter of 2021 to 154 days in the same quarter of 2022. The 154 days of unplanned offhire in the second quarter of 2022 include an aggregate of 125 days for main engine damages for two ships and 19 days for damage to a diesel generator in one ship. The 82 days of planned offhire for drydockings in the second quarter 2022 were attributable to four regulatory drydockings in progress or completed, while in the comparative period of 2021, the 168 days of planned offhire were mainly attributable to five regulatory drydockings. Idle time was 30 days in the second quarter of 2022, compared to 12 days in the comparative period. Utilization for the second quarter of 2022 was 95.5% compared to utilization of 94.9% in the same period of the prior year.

For the six months ended June 30, 2022, revenue was $308.1 million, up $152.2 million (or 97.6%) on revenue of $155.9 million in the comparative period, mainly due to the factors noted above.
The table below shows fleet utilization for the three and six months ended June 30, 2022 and 2021, and for the years ended December 31, 2021, 2020, 2019 and 2018.

	Three months ended		Six months ended		Year ended
	June 30,	June 30,	June 30,	June 30,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Days	2022	2021	2022	2021	2021	2020	2019	2018

Ownership days	5,915	4,255	11,765	8,125	19,427	16,044	14,326	7,675
Planned offhire - scheduled drydock	(82)	(168)	(309)	(195)	(752)	(687)	(537)	(34)
Unplanned offhire	(154)	(36)	(236)	(61)	(260)	(95)	(105)	(17)
Idle time	(30)	(12)	(30)	(27)	(88)	(338)	(164)	(47)
Operating days	5,649	4,039	11,190	7,842	18,327	14,924	13,520	7,577

Utilization	95.5%	94.9%	95.1%	96.5%	94.3%	93.0%	94.4%	98.7%

Two drydockings to meet regulatory requirements were completed in the second quarter 2022 and, as of June 30, 2022, two more drydockings were in progress. In 2022, we anticipate 11 further drydockings.
Vessel Operating Expenses
Vessel operating expenses, which primarily include costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were up 47.3% to $41.4 million for the second quarter 2022, compared to $28.1 million in the comparative period. The increase of $13.3 million was mainly due to 1,660, or 39.0%, net additional ownership days in the second quarter 2022 as the result of the net acquisition of 22 vessels in 2021, all of which were delivered after March 31, 2021. The average cost per ownership day in the quarter was $7,006, compared to $6,609 for the prior year period, up $397 per day, or 6.0% mainly due to increased crew expenses as a result of COVID-19 and the conflict in Ukraine, increased insurance costs and increased lubricant expenses as a result of higher oil prices.
For the six months ended June 30, 2022, vessel operating expenses were $80.9 million, or an average of $6,875 per day, compared to $52.4 million in the comparative period, or $6,450 per day, an increase of $425 per ownership day, or 6.6%.
Time Charter and Voyage Expenses
Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle and miscellaneous owner’s costs associated with a ship’s voyage. Time charter and voyage expenses were $5.1 million for the second quarter 2022, compared to $2.1 million in the second quarter of 2021. The increase was mainly due to the commissions of the 22 vessels acquired in 2021, all of which were delivered after March 31, 2021, plus higher costs for bunker fuel for owner’s account due to increase in unplanned off hire days additional voyage administration costs and other voyage expenses mainly related to COVID 19 port restrictions and additional operational requests from charterers.
For the six months ended June 30, 2022, time charter and voyage expenses were $9.5 million, or an average of $804 per day, compared to $3.9 million in the comparative period, or $479 per day, an increase of $325 per ownership day, or 67.8%.

Depreciation and Amortization

Depreciation and amortization for the second quarter 2022 was $20.3 million, compared to $13.1 million in the second quarter of 2021. The increase was mainly due to the net acquisition of 22 vessels in 2021, all of which were delivered after March 31, 2021 and the 14 drydockings that have been completed since July 1, 2021, including five drydockings for vessels acquired in 2021.

Depreciation for the six months ended June 30, 2022 was $40.1 million, compared to $25.5 million in the comparative period, with the increase being due to the net acquisition of 22 vessels in 2021, all of which were delivered after March 31, 2021.

Gain on sale of vessel
The 2001-built, 2,272 TEU containership, La Tour, was sold on June 30, 2021 for net proceeds of $16.5 million resulting in a gain of $7.8 million.
General and Administrative Expenses
General and administrative expenses were $2.9 million in the second quarter 2022, compared to $1.9 million in the second quarter of 2021. The increase was mainly due to the non-cash effect of stock-based compensation expense due to vesting recorded in the second quarter of 2022. The average general and administrative expense per ownership day for the second quarter 2022 was $486, compared to $436 in the comparative period, an increase of $50 or 11.5%.

For the six months ended June 30, 2022, general and administrative expenses were $6.7 million, compared to $6.1 million in the comparative period mainly due to the non-cash effect of accelerated stock-based compensation expense recognized in the first and second quarter of 2022. The average general and administrative expense per ownership day for the six-month period ended June 30, 2022 was $572, compared to $755 in the comparative period, a decrease of $183 or 24.2%. The decrease in average general and administrative expenses is due to the increase in ownership days following the net acquisition of 22 vessels in 2021, all of which were delivered after March 31, 2021.

Adjusted EBITDA

Adjusted EBITDA was $95.3 million for the second quarter 2022, up from $49.5 million for the second quarter of 2021, with the net increase being mainly due the net acquisition of 22 vessels in 2021, all of which were delivered after March 31, 2021 and increased revenue from charter renewals at higher rates.

Adjusted EBITDA for the six months ended June 30, 2022 was $189.9 million, compared to $93.8 million for the comparative period, with the increase being due to the net acquisition of 22 vessels in 2021, all of which were delivered after March 31, 2021.

Interest Expense and Interest Income

Debt as at June 30, 2022 totaled $1,125.7 million, comprising $526.7 million of secured bank debt collateralized by vessels, $350.0 million of 2027 USPP Notes collateralized by vessels, $160.0 million under sale and leaseback financing transactions and $89.0 million of unsecured indebtedness on our 2024 Notes which were fully redeemed in July 2022. As of June 30, 2022, five of our vessels were unencumbered.

Debt as at June 30, 2021 totaled $835.4 million, comprising $684.2 million secured debt collateralized by our vessels, $68.7 million from sale and leaseback financing transactions and $82.5 million of unsecured indebtedness on our 2024 Notes. As of June 30, 2021, none of our vessels were unencumbered.

Interest and other finance expenses for the second quarter 2022 was $30.0 million, up from $14.0 million for the second quarter of 2021. The increase was mainly due to $0.6 million premium paid on the partial redemption of the 2024 Notes in April 2022, the prepayment fee and the associated non-cash write off of deferred financing charges of $14.1 million on the full repayment of Hayfin Credit Facility, the non-cash write off of deferred financing charges of $0.3 million on the full repayment of Hellenic Credit Facility, compared to a prepayment fee of $1.4 million on the refinancing of the Odyssia Credit Facilities and interest on new loans with Hamburg Commercial Bank AG and new sale and leaseback agreements with Neptune Maritime Leasing and with CMB Financial Leasing Co. Ltd., all for vessel acquisitions, offset by a decrease in our blended cost of debt from approximately 5.08% for second quarter 2021 to 4.51% for second quarter 2022, as a result of the refinancings although three month Libor has increased in second quarter of 2022 to 1.30% as compared to 0.17% in second quarter of 2021.

Interest and other finance expenses for the six months ended June 30, 2022 was $48.7 million, up from $39.3 million for the comparative period. The increase is mainly due to a prepayment fee and the associated non-cash write off of deferred financing charges of $14.1 million on the full repayment of the Hayfin Credit Facility, the non-cash write off of deferred financing charges of $0.3 million on the full repayment of the Hellenic Credit Facility, $0.6 million premium paid on the redemption in April of $28.5 million of  2024 Notes and a prepayment fee  and the associated non-cash write off of deferred financing charges of $4.1 million on the full repayment of the Blue Ocean Junior Credit Facility  compared to $5.8 million premium paid on the redemption in full of the 2022 Notes in January 2021 plus the acceleration of deferred financing charges of $3.7 million, and the acceleration of amortization of original issue discount associated with the redemption of the 2022 Notes of $1.1 million plus the prepayment fee of $1.6 million paid on the partial repayment of the Blue Ocean Junior Credit Facility, plus the prepayment fee of $1.4 million paid on the repayment and completion of the refinancing of the Odyssia Credit Facilities.

Interest income for the second quarter 2022 was $0.27 million, up from $0.12 million for the second quarter of 2021.  Interest income for the six months period ended June 30, 2022 was $0.5 million, compared to $0.4 million for the comparative period.

Other (expenses)/income, Net

Other expenses, net was $0.2 million in the second quarter 2022, compared to an income of $0.5 million in the second quarter of 2021. Other income, net was $0.2 million for the six month period ended June 30, 2022, compared to $0.9 million for the comparative period.

Fair value adjustment on derivatives

In December 2021, we entered into a USD 1 month LIBOR interest rate cap of 0.75% through fourth quarter 2026 on $484.1 million of floating rate debt, which reduces over time and represented approximately half of the outstanding floating rate debt. In February 2022, we entered into two additional USD 1-month LIBOR interest rate caps of 0.75% through fourth quarter 2026 on the remaining balance of $507.9 million of floating rate debt. One of these interest rate caps was not designated as a cash flow hedge and therefore the positive fair value adjustment of $2.1 million for the second quarter of 2022 was recorded through our statement of income. The positive fair value adjustment for the six month period ended June 30, 2022 amounted to $6.6 million.

Earnings Allocated to Preferred Shares
Our Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the second quarter 2022 was $2.4 million, compared to $2.0 million for the second quarter 2021. The increase was due to additional Series B Preferred Shares issued under our ATM program since July 1, 2021.  The cost was $4.8 million in the six months ended June 30, 2022, compared to $3.5 million for the comparative period.

Net Income Available to Common Shareholders

Net income available to common shareholders for the three months ended June 30, 2022 was $54.5 million. Net income available to common shareholders for the three months ended June 30, 2021 was $30.1 million.

Earnings per share for the three months ended June 30, 2022 was $1.50, an increase of 80.7% from the earnings per share for the comparative period, which was $0.83.

For the six months ended June 30, 2022, net income available to common shareholders was $124.7 million. For the six months ended June 30, 2021, net income available to common shareholders was $34.2 million.

Earnings per share for the six months ended June 30, 2022 was $3.41, an increase of 241.0% from the earnings per share for the comparative period, which was $1.00.

Normalized net income (a non-GAAP financial measure) for the three months ended June 30, 2022, was $67.4 million adjusting for $2.1 million fair value adjustment on derivatives, the prepayment fee and the associated non-cash write off of deferred financing charges of $14.1 million on the full repayment of the Hayfin Credit Facility, the non-cash write off of deferred financing charges of $0.3 million on the full repayment of the Hellenic Credit Facility and $0.6 million premium paid on the redemption in April of $28.5 million of  2024 Notes.  Normalized net income for the three months ended June 30, 2021, was $23.7 million, adjusting for the $7.8 million net gain on the sale of La Tour and the prepayment fee of $1.4 million paid on the repayment of the Odyssia Credit Facilities.

Normalized earnings per share (a non-GAAP financial measure) for the three months ended June 30, 2022 was $1.85, an increase of 184.6% from Normalized earnings per share for the comparative period, which was $0.65.

Normalized net income for the six months ended June 30, 2022, was $137.0 million adjusting for $6.6 million fair value adjustment on derivatives, the prepayment fee and the associated non-cash write off of deferred financing charges  of $14.1 million on the full repayment of the Hayfin Credit Facility, the non-cash write off of deferred financing charges of $0.3 million on the full repayment of the Hellenic Credit Facility, $0.6 million premium paid on the redemption in April of $28.5 million of  2024 Notes and the prepayment fee and the associated non-cash write off of deferred financing charges  of $4.1 million on the full repayment of the Blue Ocean Junior Credit Facility. Normalized net income for the six months period ended June 30, 2021 was $41.5 million adjusting for the $7.8 million net gain on the sale of La Tour, the prepayment fee of $1.6 million on the partial repayment of the Blue Ocean Junior Credit Facility, the prepayment fee of $1.4 million on the completion of the refinancing of the Odyssia Credit Facilities, the non-cash effect of $1.3 million for accelerated stock-based compensation expense,  $5.8 million premium paid on the redemption in full of the 2022 Notes in January 2021, and the associated accelerated amortization of $3.7 million deferred financing charges and $1.1 million original issue discount. Normalized net income in the comparative period was $24.4 million, adjusting for $8.5 million non-cash impairment charges associated with the decision to dispose of GSL Matisse and Utrillo, the non-cash effect of $0.4 million for accelerated stock-based compensation expense and $2.3 million premium paid on the redemption of $46.0 million of the 2022 Notes in February 2020.

Normalized earnings per share for the six months ended June 30, 2022 was $3.75, an increase of 207.4% from Normalized earnings per share for the comparative period, which was $1.22.

Fleet

As at August 3, 2022, we had 65 containerships in our fleet.

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date (2)	Daily Charter Rate $

CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	2Q26	47,200
ZIM Norfolk (ex UASC Al Khor) (1)	9,115	31,764	2015	ZIM (3)	2Q27 (3)	4Q27 (3)	65,000 (3)
Anthea Y (1)	9,115	31,890	2015	COSCO	3Q23	4Q23	38,000
ZIM Xiamen (ex Maira XL)(1)	9,115	31,820	2015	ZIM (3)	3Q27 (3)	4Q27 (3)	65,000 (3)
MSC Tianjin	8,603	34,325	2005	MSC	2Q24	3Q24	19,000
MSC Qingdao (4)	8,603	34,609	2004	MSC	2Q24	2Q25	23,000
GSL Ningbo	8,603	34,340	2004	MSC	2Q27	4Q27 (5)	22,500 (5)
GSL Eleni	7,847	29,261	2004	Maersk	3Q24	4Q24 (6)	16,500 (6)
GSL Kalliopi	7,847	29,105	2004	Maersk	3Q23	4Q24 (6)	14,500 (6)
GSL Grania	7,847	29,190	2004	Maersk	3Q23	4Q24 (6)	14,500 (6)
Mary (1)	6,927	23,424	2013	CMA CGM	3Q23	1Q24	25,910
Kristina (1)	6,927	23,421	2013	CMA CGM	2Q24	4Q24	25,910
Katherine (1)	6,927	23,403	2013	CMA CGM	1Q24	2Q24	25,910
Alexandra (1)	6,927	23,348	2013	CMA CGM	1Q24	3Q24	25,910
Alexis (1)	6,882	23,919	2015	CMA CGM	1Q24	3Q24	25,910
Olivia I (1)	6,882	23,864	2015	CMA CGM	1Q24	2Q24	25,910
GSL Christen	6,840	27,954	2002	Maersk	3Q23	1Q24	35,000
GSL Nicoletta	6,840	28,070	2002	Maersk	3Q24	1Q25	35,750
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	4Q25	2Q26	37,750
Agios Dimitrios (4)	6,572	24,931	2011	MSC	4Q23	3Q24	20,000
GSL Vinia	6,080	23,737	2004	Maersk	3Q24	1Q25	13,250
GSL Christel Elisabeth	6,080	23,745	2004	Maersk	2Q24	1Q25	13,250
GSL Dorothea	5,992	24,243	2001	Maersk	3Q24	3Q26	18,600 (7)
GSL Arcadia	6,008	24,858	2000	Maersk	2Q24	1Q26	18,600 (7)
GSL Violetta	6,008	24,873	2000	Maersk	4Q24	4Q25	18,600 (7)
GSL Maria	6,008	24,414	2001	Maersk	4Q24	1Q27	18,600 (7)
GSL MYNY	6,008	24,873	2000	Maersk	3Q24	1Q26	18,600 (7)
GSL Melita	6,008	24,848	2001	Maersk	3Q24	3Q26	18,600 (7)
GSL Tegea	5,992	24,308	2001	Maersk	3Q24	3Q26	18,600 (7)
Tasman	5,936	25,010	2000	Maersk	2Q23	1Q24	12,000 (8)
ZIM Europe	5,936	25,010	2000	ZIM	1Q24	2Q24	24,250
Ian H	5,936	25,128	2000	ZIM	2Q24	4Q24	32,500
GSL Tripoli	5,470	22,259	2009	Maersk	4Q24	4Q27	36,500 (9)
GSL Kithira	5,470	22,108	2009	Maersk	4Q24	4Q27	36,500 (9)
GSL Tinos	5,470	22,067	2010	Maersk	4Q24	4Q27	36,500 (9)
GSL Syros	5,470	22,098	2010	Maersk	4Q24	4Q27	36,500 (9)
Dolphin II	5,095	20,596	2007	OOCL	1Q25	2Q25	53,500
Orca I	5,095	20,633	2006	Maersk	2Q24	4Q25	21,000 (10)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q26	4Q26	35,500
GSL Château d’If	5,089	19,994	2007	CMA CGM	4Q26	1Q27	35,500
GSL Susan	4,363	17,309	2008	CMA CGM	3Q27	4Q27	22,000 (11)
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	1Q28	2Q28	25,350 (11)
CMA CGM Sambhar	4,045	17,429	2006	CMA CGM	1Q28	2Q28	25,350 (11)
CMA CGM America	4,045	17,428	2006	CMA CGM	1Q28	2Q28	25,350 (11)
GSL Rossi	3,421	16,420	2012	Gold Star/ZIM	1Q26	3Q26	38,875
GSL Alice	3,421	16,543	2014	CMA CGM	1Q23	2Q23	21,500
GSL Eleftheria	3,404	16,642	2013	Maersk	3Q25	4Q25	37,975
GSL Melina	3,404	16,703	2013	Maersk	2Q23	3Q23	24,500
GSL Valerie	2,824	11,971	2005	ZIM	2Q25	3Q25	35,600 (12)
Matson Molokai	2,824	11,949	2007	Matson	2Q25	3Q25	36,500
GSL Lalo	2,824	11,950	2006	ONE	4Q22	1Q23	18,500
GSL Mercer	2,824	11,970	2007	ONE	4Q24	1Q25	35,750
Athena	2,762	13,538	2003	Hapag-Lloyd	2Q24	2Q24	21,500
GSL Elizabeth	2,741	11,507	2006	ONE	3Q22	1Q23	18,500
Tbr GSL Chloe	2,546	12,212	2012	ONE	4Q24	1Q25	33,000
GSL Maren	2,546	12,243	2014	Westwood	4Q22	1Q23	19,250
Maira	2,506	11,453	2000	Hapag-Lloyd	1Q23	2Q23	14,450
Nikolas	2,506	11,370	2000	CMA CGM	1Q23	1Q23	16,000
Newyorker	2,506	11,463	2001	CMA CGM	1Q24	3Q24	20,700
Manet	2,272	11,727	2001	OOCL	4Q24	2Q25	32,000
Keta	2,207	11,731	2003	CMA CGM	1Q25	1Q25	25,000
Julie	2,207	11,731	2002	Sea Consortium	1Q23	2Q23	20,000
Kumasi	2,207	11,791	2002	Wan Hai	1Q25	2Q25	38,000
Akiteta	2,207	11,731	2002	OOCL	4Q24	1Q25	32,000
GSL Amstel	1,118	5,167	2008	CMA CGM	3Q23	3Q23	11,900

(1)	Modern design, high reefer capacity, fuel-efficient vessel.
(2)
In many instances charterers have the option to extend a charter beyond the nominal latest expiry date by the amount of time that the vessel was off hire during the course of that charter. This additional charter time (“Offhire Extension”) is computed at the end of the initially contracted charter period. The Latest Charter Expiry Dates shown in this table have been adjusted to reflect offhire accrued up to the date of issuance of this release plus estimated offhire scheduled to occur during the remaining lifetimes of the respective charters. However, as actual offhire can only be calculated at the end of each charter, in some cases actual Offhire Extensions – if invoked by charterers – may exceed the Latest Charter Expiry Dates indicated.

(3)
ZIM Norfolk (ex UASC Al Khor) & ZIM Xiamen (ex Maira XL). On November 22, 2021 we announced the forward fixture of these two ships, upon the expiry of their existing charters in the second and third quarters of 2022, respectively, for approximately five years each at a charter rate of $65,000 per day.

(4)	MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”).
(5)
GSL Ningbo chartered to MSC at $22,500 per day to July 2023. Thereafter, the charter has been extended by 48 to 52 months, at a rate expected to generate annualized Adjusted EBITDA of approximately $16.6 million.

(6)
GSL Eleni (delivered 2Q 2019) is chartered for five years; GSL Kalliopi (delivered 4Q 2019) and GSL Grania (delivered 3Q 2019) are chartered for three years plus two successive periods of one year each, at the option of the charterer. For GSL Kalliopi and GSL Grania the first option periods were exercised in May 2022. During the option periods the charter rates for GSL Kalliopi and GSL Grania are $18,900 per day and $17,750 per day respectively, with these new rates to apply from 3Q 2022.

(7)
Contract cover for each ship is for a firm period of at least three years from the date each vessel was delivered, with charterers holding a one-year extension option on each charter (at a rate of $12,900 per day), followed by a second option (at a rate of $12,700 per day) with the period determined by – and terminating prior to – each vessel’s 25th year drydocking & special survey.

(8)	Tasman. 12-month extension at charterer’s option was declared in May 2022, at an increased rate of $20,000 per day. The new rate is to apply from 3Q 2022.
(9)
Ultra-high reefer ships of 5,470 TEU each. Contract cover on each ship is for a firm period of three years at a rate of $36,500 per day, with a period of an additional three years (at $17,250 per day) at charterers’ option.

(10)	Orca I. Chartered at $21,000 per day through to the median expiry of the charter in 2Q2024; thereafter the charterer has the option to charter the vessel for a further 12-14 months at the same rate.
(11)
GSL Susan, CMA CGM Jamaica, CMA CGM Sambhar and CMA CGM America. In July 2022, these four vessels were forward fixed for five years +/- 45 days at charter rates expected to generate annualized Adjusted EBITDA of approximately $11.3 million per vessel. The new charter for GSL Susan is scheduled to commence in late 2022, while those for the other three ships are due to commence towards the end of 1Q 2023.

(12)	GSL Valerie. Chartered to ZIM at an average rate of $35,600 per day-$40,000 for the first 12 months, $36,000 for the next 12 months and $32,000 for the remaining period.

Conference Call and Webcast
Global Ship Lease will hold a conference call to discuss the Company's results for the three and six months ended June 30, 2022 today, Thursday August 4, 2022 at 12:00 p.m. Eastern Time. There are two ways to access the conference call:
(1)  Dial-in: (800) 715-9871 or (646) 307-1963; Passcode: 2236251

Please dial in at least 10 minutes prior to 12:00 p.m. Eastern Time to ensure a prompt start to the call.

(2)  Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available  through Thursday, August 18, 2022 at (800) 770-2030 or (609) 800-9909. Enter the code 2236251 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com

Annual Report on Form 20-F

The Company’s Annual Report for 2021 was filed with the Securities and Exchange Commission (the “Commission”) on March 24, 2022. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com or on the Commission’s website at www.sec.gov.  Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, 25 Wilton Road, London SW1V ILW.

About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York stock Exchange in August 2008.
As at August 3, 2022, Global Ship Lease owned 65 containerships, ranging from 1,118 to 11,040 TEU, with an aggregate capacity of 342,348 TEU. 32 ships are wide-beam Post-Panamax.
Adjusted to include all charters agreed, up to August 3, 2022, the average remaining term of the Company’s charters as at June 30, 2022, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.6 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.91 billion. Contracted revenue was $2.14 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.1 years.

Reconciliation of Non-U.S. GAAP Financial Measures

A.	Adjusted EBITDA

Adjusted EBITDA represents net income available to common shareholders before interest income and expense, earnings allocated to preferred shares, income taxes, depreciation and amortization of drydocking net costs, gains or losses on the sale of vessels, amortization of intangible liabilities, charges for share based compensation, fair value adjustment on derivatives and impairment losses.  Adjusted EBITDA is a non-U.S. GAAP quantitative measure used to assist in the assessment of our ability to generate cash from our operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in U.S. GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.

Adjusted EBITDA is presented herein both on a historic basis and on a forward-looking basis in certain instances. We do not provide a reconciliation of such forward looking non-U.S. GAAP financial measure to the most directly comparable U.S. GAAP measure because such U.S. GAAP financial measure on a forward-looking basis is not available to us without unreasonable effort.

ADJUSTED EBITDA - UNAUDITED
(thousands of U.S. dollars)
		Three months ended June 30, 2022	Three months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021

Net income available to Common Shareholders		54,531	30,065	124,713	34,224

Adjust:	Depreciation and amortization	20,273	13,136	40,125	25,519
	Amortization of intangible liabilities	(10,565)	(1,959)	(23,420)	(2,461)
	Gain on sale of vessel	-	(7,770)	-	(7,770)
	Fair value adjustment on derivative asset	(2,084)	-	(6,648)	-
	Interest income	(265)	(121)	(515)	(364)
	Interest expense	30,007	13,998	48,742	39,254
	Share based compensation	1,051	150	2,105	1,854
	Earnings allocated to preferred shares	2,384	2,011	4,768	3,495
Adjusted EBITDA		95,332	49,510	189,870	93,751

B.	Normalized net income

Normalized net income represents net income available to common shareholders after adjusting for certain non-recurring items. Normalized net income is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for items that do not affect operating performance or operating cash generated. Normalized net income is not defined in U.S. GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles. Our use of Normalized net income may vary from the use of similarly titled measures by others in our industry.

NORMALIZED NET INCOME
(thousands of U.S. dollars)

		Three months ended June 30, 2022	Three months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021

Net income available to Common Shareholders		54,531	30,065	124,713	34,224

Adjust:	Fair value adjustment on derivative assets	(2,084)	-	(6,648)	-
	Gain on sale of vessel	-	(7,770)	-	(7,770)
	Prepayment fee on repayment of Blue Ocean Credit Facility	-	-	3,968	1,618
	Accelerated write off of deferred financing charges related to full repayment of Blue Ocean Credit Facility	-	-	83	-
	Prepayment fee on repayment of Odyssia Credit Facilities	-	1,438	-	1,438
	Premium paid on redemption of 2022 Notes	-	-	-	5,764
	Accelerated write off of deferred financing charges related to redemption of 2022 Notes	-	-	-	3,745
	Accelerated write off of original issue discount related to redemption of 2022 Notes	-	-	-	1,133
	Premium paid on redemption of 2024 Notes	570	-	570	-
	Accelerated stock-based compensation expense due to vesting and new awards of fully vested incentive shares	-	-	-	1,346
	Accelerated write off of deferred financing charges related to full repayment of Hellenic Credit Facility	298	-	298	-
	Accelerated write off of deferred financing charges related to full repayment of Hayfin Credit Facility	2,822	-	2,822	-
	Prepayment fee on repayment of Hayfin Credit Facility	11,229	-	11,229	-

Normalized net income		67,366	23,733	137,035	41,498

C.	Normalized Earnings per Share

Normalized Earnings per Share represents Earnings per Share after adjusting for certain non-recurring items. Normalized Earnings per Share is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported Earnings per Share for items that do not affect operating performance or operating cash generated. Normalized Earnings per Share is not defined in U.S. GAAP and should not be considered to be an alternate to Earnings per Share as reported or any other financial metric required by such accounting principles. Our use of Normalized Earnings per Share may vary from the use of similarly titled measures by others in our industry.

NORMALIZED EARNINGS PER SHARE

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021

EPS as reported (USD)	1.50	0.83	3.41	1.00
Normalized net income adjustments-Class A common shares (in thousands USD)	12,835	(6,332)	12,322	7,273
Weighted average number of Class A Common shares	36,347,270	36,283,468	36,578,297	34,136,307
Adjustment on EPS (USD)	0.35	(0.18)	0.34	0.22
Normalized EPS (USD)	1.85	0.65	3.75	1.22

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease's current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," “should,” "project," "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;
•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;
•	geo-political events such as the conflict in Ukraine;
•	the length and severity of the ongoing outbreak of the novel coronavirus (COVID-19) around the world and governmental responses thereto;
•	the financial condition of our charterers, particularly our major charterers, and their ability to pay charterhire in accordance with the charters;
•
Global Ship Lease’s financial condition and liquidity, including its level of indebtedness or ability to obtain additional financing to fund capital expenditures, ship acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facilities;
•
Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facilities;

•	risks relating to the acquisition of Poseidon Containers and Global Ship Lease’s ability to realize the anticipated benefits of the acquisition;
•	future acquisitions, business strategy and expected capital spending;
•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;
•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;
•	assumptions regarding interest rates and inflation;
•	changes in the rate of growth of global and various regional economies;
•	risks incidental to ship operation, including piracy, discharge of pollutants and ship accidents and damage including total or constructive total loss;
•	estimated future capital expenditures needed to preserve its capital base;
•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;
•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters or other ship employment arrangements;
•	Global Ship Lease’s ability to realize expected benefits from its acquisition of secondhand vessels;
•	the continued performance of existing long-term, fixed-rate time charters;
•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;
•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;
•	expectations about the availability of insurance on commercially reasonable terms;
•	unanticipated changes in laws and regulations including taxation;
•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease's actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease's filings with the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication.

Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

	June 30, 2022	December 31, 2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$181,202	$67,280
Time deposits	7,800	7,900
Restricted cash	14,630	24,894
Accounts receivable, net	3,472	3,220
Inventories	11,953	11,410
Prepaid expenses and other current assets	22,425	25,224
Derivative assets	18,937	533
Due from related parties	773	2,897
Total current assets	$261,192	$143,358
NON-CURRENT ASSETS
Vessels in operation	$1,655,199	$1,682,816
Advances for vessels acquisitions and other additions	5,642	6,139
Deferred charges, net	48,383	37,629
Other non-current assets	22,741	14,010
Derivative assets, net of current portion	33,222	6,694
Restricted cash, net of current portion	104,469	103,468
Total non-current assets	1,869,656	1,850,756
TOTAL ASSETS	$2,130,848	$1,994,114
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$18,509	$13,159
Accrued liabilities	28,191	32,249
Current portion of long-term debt	273,614	190,316
Current portion of deferred revenue	7,313	8,496
Due to related parties	602	543
Total current liabilities	$328,229	$244,763
LONG-TERM LIABILITIES
Long-term debt, net of current portion and deferred financing costs	$833,189	$880,134
Intangible liabilities-charter agreements	31,956	55,376
Deferred revenue, net of current portion	103,078	101,288
Total non-current liabilities	968,223	1,036,798
Total liabilities	$1,296,452	$1,281,561
Commitments and Contingencies	-	-
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 36,726,708 shares issued and outstanding (2021 – 36,464,109 shares)	$367	$365
Series B Preferred Shares - authorized 44,000 shares with a $0.01 par value 43,592 shares issued and outstanding (2021 – 43,592 shares)	-	-
Additional paid in capital	695,641	698,463
Retained earnings	115,118	13,498
Accumulated other comprehensive income	23,270	227
Total shareholders' equity	834,396	712,553
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,130,848	$1,994,114

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Income

(Expressed in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
OPERATING REVENUES
Time charter revenue (includes related party revenues of $27,266 and $33,308 for each of the three month periods ended June 30, 2022 and 2021, respectively, and $66,929 and $65,001 for each of the six month periods ended June 30, 2022 and 2021, respectively)	$143,891	$80,912	$284,667	$153,390
Amortization of intangible liabilities-charter agreements (includes related party amortization of intangible liabilities-charter agreements of $2,094 and $502 for the three month periods ended June 30, 2022 and 2021, respectively, and $5,385 and $1,004 for each of the six month periods ended June 30, 2022 and 2021, respectively)	10,565	1,959	23,420	2,461
Total Operating Revenues	154,456	82,871	308,087	155,851

OPERATING EXPENSES:
Vessel operating expenses (includes related party vessel operating expenses of $4,230 and $3,578 for each of the three month periods ended June 30, 2022 and 2021, respectively, and $8,609 and $6,868 for each of the six month periods ended June 30, 2022 and 2021, respectively)	41,442	28,120	80,886	52,406
Time charter and voyage expenses (includes related party time charter and voyage expenses of $1,473 and $781 for the three month periods ended June 30, 2022 and 2021, respectively, and $2,950 and $1,470 for each of the six month periods ended June 30, 2022 and 2021, respectively)	5,101	2,124	9,458	3,889
Depreciation and amortization	20,273	13,136	40,125	25,519
General and administrative expenses	2,874	1,857	6,736	6,131
Gain on sale of vessel	-	(7,770)	-	(7,770)
Operating Income	84,766	45,404	170,882	75,676

NON-OPERATING INCOME/(EXPENSES)
Interest income	265	121	515	364
Interest and other finance expenses	(30,007)	(13,998)	(48,742)	(39,254)
Other (expenses)/income, net	(193)	549	178	933
Fair value adjustment on derivative asset	2,084	-	6,648	-
Total non-operating expenses	(27,851)	(13,328)	(41,401)	(37,957)
Income before income taxes	56,915	32,076	129,481	37,719
Income taxes	-	-	-	-
Net Income	56,915	32,076	129,481	37,719
Earnings allocated to Series B Preferred Shares	(2,384)	(2,011)	(4,768)	(3,495)
Net Income available to Common Shareholders	$54,531	$30,065	$124,713	$34,224

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Cash flows from operating activities:
Net income	$56,915	$32,076	$129,481	$37,719
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$20,273	$13,136	$40,125	$25,519
Gain on sale of vessel	-	(7,770)	-	(7,770)
Amortization of derivative assets' premium	128	-	129	-
Amortization of deferred financing costs	4,514	957	6,093	5,363
Amortization of original issue discount on repurchase of notes	446	92	326	7,136
Amortization of intangible liabilities-charter agreements	(10,565)	(1,959)	(23,420)	(2,461)
Fair value adjustment on derivative asset	(2,084)	-	(6,648)	-
Prepayment fees on debt repayment	11,229	1,438	15,197	3,056
Share based compensation	1,051	150	2,105	1,854
Changes in operating assets and liabilities:
Increase in accounts receivable and other assets	$(4,350)	$(1,768)	$(6,184)	$(5,633)
Increase in inventories	(968)	(476)	(543)	(139)
Increase in derivative asset	-	-	(15,370)	-
Increase/(decrease) in accounts payable and other liabilities	4,839	2,918	(1,015)	(3,148)
Decrease/(increase) in related parties' balances, net	3,311	788	2,183	(447)
Increase in deferred revenue	2,109	572	607	620
Unrealized foreign exchange loss	2	-	4	-
Net cash provided by operating activities	$86,850	$40,154	$143,070	$61,669
Cash flows from investing activities:
Acquisition of vessels and intangibles	$-	$(98,400)	$-	$(98,400)
Cash paid for vessel expenditures	(1,238)	(328)	(3,225)	(2,233)
Advances for vessel acquisitions and other additions	(1,202)	(25,709)	(2,324)	(25,957)
Cash paid for drydockings	(5,938)	(2,594)	(15,253)	(4,181)
Net proceeds from sale of vessels	-	16,514	-	16,514
Time deposits withdrawal	100	-	100	-
Net cash used in investing activities	$(8,278)	$(110,517)	$(20,702)	$(114,257)
Cash flows from financing activities:
Proceeds from issuance of 2024 Notes	$-	$7,606	$-	$22,702
Repurchase of 2022 Notes, including premium	-	-	-	(239,183)
Repurchase of 2024 Notes, including premium	(29,070)	-	(29,070)	-
Proceeds from drawdown of credit facilities and sale and leaseback	-	225,605	60,000	461,805
Proceeds from 2027 USPP Notes	350,000	-	350,000	-
Repayment of credit facilities and sale and leaseback	(39,007)	(23,021)	(79,918)	(53,838)
Repayment of refinanced debt, including prepayment fees	(246,498)	(145,237)	(276,671)	(146,855)
Deferred financing costs paid	(7,018)	(3,680)	(9,264)	(7,916)
Net proceeds from offering of Class A common shares, net off offering costs	-	(372)	-	67,612
Cancellation of Class A common shares	(4,925)	-	(4,925)	-
Proceeds from offering of Series B preferred shares, net of offering costs	-	23,649	-	34,345
Class A common shares-dividend paid	(13,836)	(9,347)	(23,093)	(9,347)
Series B preferred shares-dividends paid	(2,384)	(2,011)	(4,768)	(3,495)
Net cash provided by/(used in) financing activities	$7,262	$73,192	$(17,709)	$125,830
Net increase in cash and cash equivalents and restricted cash	85,834	2,829	104,659	73,242
Cash and cash equivalents and restricted cash at beginning of the period	214,467	162,675	195,642	92,262
Cash and cash equivalents and restricted cash at end of the period	$300,301	$165,504	$300,301	$165,504
Supplementary Cash Flow Information:
Cash paid for interest	12,708	10,078	25,297	24,547
Non-cash investing activities:
Unpaid capitalized expenses	8,101	-	8,101	-
Unpaid drydocking expenses	7,417	1,890	7,417	1,890
Unpaid vessel expenditures	-	3,474	-	3,474
Non-cash financing activities:
Unpaid offering costs	-	63	-	63
Unpaid deferred financing costs	341	406	341	406
Unrealized gain on derivative assets	5,632	-	22,914	-